UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             CVF TECHNOLOGIES CORP.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   12660F 10 2
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1 (b)
        |X| Rule 13d-1 (c)
        |_| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

CUSIP No. 12660F 10 2
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Shaar Fund Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         1,365,877(1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY
    EACH            N/A
  REPORTING    -----------------------------------------------------------------
   PERSON      7.   SOLE DISPOSITIVE POWER
    WITH
                    1,365,877(1)
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,365,877(1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) Prior to February 27, 2004, the Reporting Person owned 327 shares of the Issuer's Common Stock. On February 27, 2004, in a private transaction with the Issuer, the Reporting Person acquired ownership of 1,000,000 shares of Common Stock, shares of Series C Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock (the "Series C Stock") and a Warrant exercisable into 100,000 shares of Common Stock (the "Warrant"), in each case of the Issuer. However, each of the Series C Stock and the Warrant contained a provision prohibiting the conversion or exercise thereof to the extent that such conversion or exercise would cause Reporting Person to be the holder of more than 9.9% of the outstanding Common Stock of the Issuer. As of December 31, 2004, the Reporting Person acquired 258,838 shares of Common Stock of the Issuer in open market transactions. Based upon the Issuer's Form 10-QSB for the quarter ended September 30, 2004, as of November 10, 2004, there were 13,690,035 shares of Common Stock issued and outstanding.

      Accordingly, as of the date of this filing the Reporting Person would beneficially own 1,365,877 shares (9.9% of all outstanding shares of the Issuer's Common Stock after the Reporting Person converted the Series C Stock or exercised the Warrant up to the 9.9% limit).

      As the number of outstanding shares of the Issuer's Common Stock changes over time, the number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person will increase or decrease, as applicable by approximately 10.9% of any increase or decrease in the Issuer's outstanding Common Stock.

                                Page 2 of 4 Pages

Item 1(a).  Name of Issuer:

            CVF Technologies Corp

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8604 Main Street, Suite 1
            Williamsville, NY 14221

Item 2(a).  Name of Person Filing:

            The Shaar Fund Ltd.

Item 2(b).  Address or Principal Business Office or, If None, Residence:

            c/o SS&C Fund Services N.V.
            Pareraweg 45
            Curacao, Netherlands Antilles

Item 2(c).  Citizenship:

            British Virgin Islands

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value

Item 2(e).  CUSIP No.:

            12660F 10 2

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            (a)   |_| Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

            (c)   |_| Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

            (d)   |_| Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e)   |_| An investment adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E);

            (f)   |_| An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);

            (g)   |_| A parent holding company or control person in accordance
                      with ss.240.13d- 1(b)(1)(ii)(G);

            (h)   |_| A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   |_| A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.     Ownership

            (a)   Amount beneficially owned: 1,365,877(1)

            (b)   Percent of class: 9.9%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to direct the vote
                        1,365,877(1)

                  (ii)  Shared power to direct the vote
                        N/A

                  (iii) Sole power to dispose or direct the disposition of
                        1,365,877(1)

                  (iv) Shared power to dispose or direct the disposition of N/A

Item 5.      Ownership of 5 Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

(1)   See footnote on page 2.


                                Page 3 of 4 Pages

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2005
                                      THE SHAAR FUND LTD.

                                      By: SS&C Fund Services BVI, sole Director


                                          By: /s/ Maarten Robberts
                                              ---------------------------------
                                          Name:  Maarten Robberts
                                                 Director


                                          By: /s/ Peter Ijsseling
                                              ---------------------------------
                                          Name:  P. Ijsseling
                                                 Director

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                Page 4 of 4 Pages